April 25, 2008

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Washington DC 20549

202-551-3522

RE:

Kat Racing, Inc.

Registration Statement on Form S-1

Filed February 19, 2008

Registration No: 333-144504

Prospectus

General

This prospectus contains many discrepancies and repetitions. Please revise to eliminate both before filing again. It appears that part of the problem is that some of the disclosure has been retained unchanged from the private offering memorandum. See, for example, the risk factor on page 12 titled Compliance with Federal and State Securities Laws which begins, "This Offering has not been registered under the Act...".

We have revised the document accordingly.

Summary Information and Risk Factors

Completely revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. Some of the comments below are designed to help you in the effort to produce a document which is useful to investors. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company.

As you suggest, your comments and our responses thereto have facilitated our efforts in amending the document such that it now emphasizes the present, material or relevant conditions and factors regarding our company.  We believe that we have improved its usefulness to prospective investors or purchasers.

The Company, page 4

The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of "The Company" section.

We have revised this section accordingly.  It now reads:

KAT Racing (KAT or the Company) was incorporated in the State of Nevada on December 5, 2005.  KAT is a development stage company with a primary business objective of marketing and selling cost-effective and innovative off-road cars for any level of off-road enthusiast - from the highly skilled racer to the unsophisticated recreational driver. To date, we have only sold two vehicles, that is we have not yet secured any expectation of regular substantive sales volume.

We have generated significant losses from operations in part because of this lack of sales volume. In order to continue as a going concern and achieve a profitable level of operations, we will need, among other things, additional capital resources and a consistent source of revenues.

Our ability to continue as a going concern is dependent upon our ability to successfully accomplish the business plan as described herein and attain profitable operations. The auditor who audited our financial statements has expressed considerable doubt as to our ability to continue as a going concern.

Please include a second paragraph to disclose your revenues, assets, and losses for the most recent audited period and interim stub. Also disclose the number employees and the number of sales you have had. This snapshot will help investors evaluate the disclosure as they read the filing.

We have revised this section accordingly. We did so by relocating the summary financial information here so as not to be repetitive.

We do not employ any persons.  Our officers and directors contribute their time and effort in furtherance of our business without remuneration except for the founders stock they received for their services.

We note that you test your parts in "the most severe, real-world conditions" and that you insure that your cars and products are "the highest-quality." Please provide support for each of these statements. Alternately, delete them,

We have amended the language you reference.  It now reads as follows:

We test our parts in severe, real-world conditions. We do so as fellow enthusiasts, taking our cars our into the desert driving them under typical conditions that may be encountered by our customers.

We note that your company provides "a full range" of services that cater to off- road racing and recreational vehicles. Please revise the business description to specify the range you are referring to and explain how your restricted cash and number of employees enable you to do provide this range. Alternately, please revise to describe what services you are capable of providing and which ones you have been paid to provide.

We require payment in advance of an order given our limited resources.  If a prospective customer wishes to order a part or a vehicle from us, she or he is required to advance part of the payment to us so that we may secure the relevant components so as to honor the order.  The summary information has been further amended so as to specify our present capabilities.

We note the assertion that you plan to manufacture off-road racing cars. Please revise to clarify what you mean if it is something other than making them basically from scratch.

We have amended the Business Summary so that it includes the following provision:

These vehicles are built from pre-manufactured parts and assembled by our affiliate.  Our affiliate has the capacity to custom-build parts and vehicles.  Our company’s business is limited to marketing and distributing parts and vehicles.

Both here and in more detail in the Business section describe what interaction you have with Kat Metal Work. Does it bill you on a cost plus basis? If so, what is the plus? Are there safeguards against inappropriate billing arrangements to protect public shareholders?

Kat Racing occasionally uses Kat Metal Work as a supplier.  In addition, Kenny Thatcher is President of both companies.  In the event that Kat Metal Work would do any work for us, Kat Metal Work would bill us on a cost plus 10% basis.   It is the policy of Kat Racing to not accept any billing from any entity or individual with which it as a relationship in excess of cost plus 10%.

Summary Risk Factors, pages 5 and 6

We suggest eliminating this section as repetitive. If any risk factors here are not also in the Risk Factor section, reposition them there.

We have eliminated this section.

Summary Financial Information, page 8

It appears that the amounts of deficit accumulated during the development stage should be bracketed. Please revise accordingly.

We have bracketed the amounts accordingly.

Risk Factors, page 9

Proceeds Applied to General Corporate Purposes - Management Discretion, page 12

The proceeds from the sale of the common stock will go directly to the selling stockholders and will not be available to you. Please revise this risk factor in this section and in the Summary Risk Factor section accordingly.

We have revised this risk factor as follows:

PROCEEDS OF SALE WILL NOT GO TO THE COMPANY

None the net proceeds of this Offering will be available to the Company. Given the considerable doubt expressed by our auditors as to our ability to continue as a going concern, we are likely to require additional capital in the near future.  The sale of the securities as registered hereby will not result in additional capital for use by the Company.  We will need to secure additional financial resources or we will be forced to shut down.

Arbitrary Offering Price, page 12

Please revise to explain why you price the shares at $.05 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

We have chosen to amend this risk factor as follows:

ARBITRARY OFFERING PRICE

The offering price of $0.05 per share of common stock was arbitrarily determined by KAT and is unrelated to specific investment criteria, such as the assets or past results of KAT's operations. In determining the Offering price, KAT considered such factors as the prospects, if any, of similar companies, the previous experience of management, KAT's anticipated results of operations, and the likelihood of acceptance of this Offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.  Primarily, we relied on the price at which the securities most recently sold.  The Selling Shareholders purchased these shares at $0.05 per share.  Unless an active trading market develops, and subsequent purchasers are will to purchase these shares at prices greater than $0.05 per share these Selling Shareholders are likely to sustain a loss on their investment.  Anyone purchasing these shares from Selling Shareholders cannot be assured that even purchases prices substantially less than $0.05 per share; they too will not sustain a loss.

Our Internal Controls may be Inadequate…, page 14

You are responsible for establishing and maintaining adequate internal control over financial reporting. We do not believe a general risk factor that your internal controls may be inadequate, which could cause your financial reporting to be unreliable, is appropriate. In this regard, absent an existing material weakness in a specific control that may require a risk factor with its plan to remedy the weakness, you should not disclose a general risk factor relating to the uncertainty of the internal controls and the overall reliability of the financial reporting process and financial statements in accordance with GAAP. Please delete or revise accordingly.

We have deleted this risk factor as you suggest.

Use of Proceeds. page 16

Please revise the first paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

Revised accordingly.

Selling Security Holders. cage 16

Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. Please refer to Interp. 45 of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Revised accordingly.

In the first paragraph on page 17, the disclosure states that "In and around 2006, we sold 5,749,000 shares of our common stock to the twenty-seven aforementioned shareholders." However, in fourth paragraph under Management's Discussion and Plan of Operation on page 32, the disclosure notes that the 5,749,000 shares of common stock were sold to approximately 20 unrelated third parties in March and June 2005. Please advise or revise. Also, if appropriate, please revise the information in Recent Sales of Unregistered Securities.

Management’s Discussion and Plan of Operation has been revised to disclose that 5,749,000 shares of common stock were sold to 27 shareholders.    Recent Sales of Unregistered Securities has also been revised.

Plan of Distribution. page

The next-to-last sentence of the second paragraph on page 19 appears inconsistent with the undertaking contained in Item 512(a)(1)iii. Revise the sentence.

Revised accordingly.

Legal Proceedings Page 20

Please clarify who the significant employees and consultants are that are referred to in this section. If there are any significant employees, consultants or control persons, please provide a discussion of these parties. Refer to Item 401(b) of Regulation S-B. If not, please delete the reference.

The reference has been deleted.

Background of Directors, Executive Officers., Promoters and Control Persons. page 21

Please revise to disclose specific terms of employment in month/year format whenever possible. For example, specify the dates of Ms. Bauman's employment with National Title, the catering company and 1st American Title. Refer to Item 401(a) (4) of Regulation S-B.

Revised as follows:

Ms. Bauman worked at National Title from 1994 to 1998 and from 2000 to 2001.  She worked at First American Title from 2001 to 2006 and Fiesta Blinds from 1993 to 2006.   Since 2006, Ms. Bauman’s only employment has been with Kat Racing, Inc.

General page 23

We note your disclosure here and also on page 7 that your year end is December 31.  In Note 1 to the Financial Statements on page F-8 you disclose that your year end is September 30. Please reconcile and revise these disclosures.

Our fiscal year in is, in fact, September 30.  The filing has been revised accordingly.

Principal Products and Principal Markets, page 24

For each product, disclose the price or price range and the number you have sold. Management's Discussion and Plan of Operation, page 31.

The filing has been revised accordingly we indicated that to date we have not yet sold any of the models. An approximate retail price for each model is now included.

Please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Additional disclosure has been added as follows:

Upon completion of our public offering, our specific goal is to profitably develop our sales. We intend to accomplish the foregoing through the following milestones:

1.

Complete our public offering. We believe this could take up to 180 days from the date the Securities and Exchange Commission declares our offering effective. We will not begin additional operations until we have closed this offering. We intend to concentrate all of our efforts on raising as much capital as we can during this period.

2.

After completing the offering, we will immediately hire an outside web designer to begin development of our website for sales and begin negotiations with service providers to develop our network infrastructure and transaction processing systems. The negotiation of service providers and the development and maintenance of the website, network infrastructure and transaction processing systems will be ongoing during the life of our operations. Developing a workable version of our website will take approximately three months, and developing workable versions of our network infrastructure and transaction processing systems will take approximately six months.

3.

Approximately 90 days after we complete our public offering, we intend to promote our website primarily through viral marketing, such as blogs, postings on online communities such as Yahoo!(R) Groups and amateur websites such as YouTube.com, and other methods of getting Internet users to refer others to our website by e-mail or word of mouth. We also intend to use search engine optimization, the marketing of our website via search engines by purchasing sponsored placement in search result, and to enter into affiliate marketing relationships with website providers to increase our access to Internet consumers. We believe that it will cost a minimum of $15,500 for our online marketing campaign. Marketing is an on-going matter that will continue during the life of our operations. A detailed breakdown of marketing costs for 12 months is set forth in the Use of Proceeds section of this prospectus.

4.

Approximately 90 days after we complete our public offering, we intend to promote our parts and vehicles through auto and off road magazines.

It appears that you are discussing results of operations for the nine months ended September 30 2005. Please revise to discuss your results of operations for the year ended September 30, 2006, the six months ended March 30, 2007 and from inception on December 5, 2005 through March 31, 2007.

Revised for current dates.

In the fourth paragraph of this section it is noted that since incorporation, Kat Racing raised $28,000 through sales of common stock. However, the sales listed are prior to incorporation (October 2004 and March and June 2005). Please clarify the timing of these sales of stock. Furthermore, if the sales to Kenny Thatcher and Julie Bauman did occur after incorporation, please reflect this in the Executive Compensation Summary Compensation Table as some of the stock was received for services. Finally the amounts of the stock sales add up to $30,000 but the paragraph mentions that $28,000 was raised. Please clarify or explain the discrepancy.

These sales occurred in December 2005.  This has been revised.  Kenny Thatcher and Julie Bauman’s stock was all issued for cash and none for services. Appropriate revisions have been made.

Holders.  page 34

On page 7 of the prospectus the disclosure states that there are 27 shareholders of record as of the date of the prospectus. This section states that there are 24 shareholders of record as of the date of the prospectus. Please revise for consistency and accuracy.

This Section has been revised to reflect that there are 27 shareholders of record.

Financial Statements, page 36

You title page states that your audited financial statements are as of June 30, 2005 and the unaudited financial statements are as of September 30, 2005. It appears that your audited financial statements are as of September 30, 2006 and the unaudited financial statements are as of March 30, 2007. Please revise your title page.

Revised.

Financial Statements, page F-1

Since you are in the development stage, your financial statements and related notes should:

•

Be identified as those of a development stage company;

•

Include a caption on the balance sheet for deficit accumulated during the development stage;

•

Include a separate column on the income statement presenting cumulative amounts from inception; and

•

Include a statement of cash flows for each period for which an income statement is presented and cumulative amounts from inception.

Revised in the filing.

Please revise your financial statement presentation accordingly and include all disclosures required by SFAS 7.

Included in the filing.

Independent Auditor's Report page F-3

The independent auditor's report should indicate that the company is in the development stage and the period of inception (December 5, 2005 to September 30, 2006) is audited.

Revised and included.

Statements of Stockholders' Equity (Deficit), Page F-6

Please disclose in the notes to the financial statements the facts and circumstances that generated the $38,600 of contributed capital that is presented on your Statements of Stockholders' Equity (Deficit).

Disclosed in the filing.

Notes to the Financial Statements, Page F-8

Note 1: Nature of Organization, Page F-8

In view of the material amount of inventories relative to total assets, please disclose the amounts of your major classes of inventory such as finished goods, work in process, raw materials and supplies, and the basis of determining those amounts.

Disclosed in the filing.

Audited Financial Statements

Please label as unaudited your March 31, 2007 interim financial statements.

Relabeled.

Please revise to include notes to the unaudited March 31, 2007 interim financial statements.

Notes Included in the new interim statements.

Part II

Recent Sales of Unregistered Securities page 54

Please disclose who Ms. Cary is.

This section has been removed to eliminate this typo.

Undertakings, page 54

Please revise the undertakings to match the language as set forth in Items 512(a), 512(e) and 512(f) of Regulation S-B. Please also delete any repetitive language.

Correct undertakings have been added.

Signatures., page 56

Please have a majority of the board sign the registration statement.

Revised Accordingly.

The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

Included.

In the event of delay in effectiveness of the form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Updated interim Financial statement included accordingly.

Very Truly Yours,

/s/ Kenny Thatcher

Kenny Thatcher, President

Kat Racing, Inc.